  As filed with the Securities and Exchange Commission on March 23, 2001

Registration No. 333-54952

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

EQUITY INVESTOR FUND
SELECT TEN PORTFOLIO 2001 INTERNATIONAL SERIES 1
UNITED KINGDOM PORTFOLIO

DEFINED ASSET FUNDS

B. Names of depositors:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

SALOMON SMITH BARNEY INC.

DEAN WITTER REYNOLDS INC.

C. Complete addresses of depositors' principal executive offices:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Defined Asset Funds P.O. Box 9051 Princeton, NJ 08543-9051	SALOMON SMITH BARNEY INC. 7 World Trade Center 40th Floor New York, NY 10048
DEAN WITTER REYNOLDS INC. Two World Trade Center_59th Floor New York, NY 10048

D. Names and complete addresses of agents for service:

TERESA KONCICK, ESQ. P.O. Box 9051 Princeton, NJ 08543-9051		MICHAEL KOCHMANN 7 World Trade Center New York, NY 10048
Copies to:
	NORA M. JORDAN, ESQ. 450 Lexington Avenue New York, NY 10017	DOUGLAS LOWE, ESQ. Dean Witter Reynolds Inc. Two World Trade Center_59th Floor New York, NY 10048

E. Title of Securities Being Registered:

An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public.

As soon as practicable after the effective date of the registration statement.

/x/ Check box if it is proposed that this filing will become effective upon filing on March 23, 2001, pursuant to Rule 487.

Defined Asset Funds®
Equity Investor Fund Select Ten Portfolio 2001 International Series 1 United Kingdom Portfolio (A Unit Investment Trust)
• Total Return From: — Current Dividend Income — Potential for Capital Appreciation
• 10 Highest Dividend Yielding Stocks in the Financial Times Industrial Ordinary Share Index
• Optional Reinvestment of Cash Distributions
Sponsors: Merrill Lynch, Pierce, Fenner & Smith Incorporated Salomon Smith Barney Inc. Dean Witter Reynolds Inc.

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 23, 2001.

Defined Asset Funds®

Defined Asset Funds® is America's oldest and largest family of unit investment trusts, with over $195 billion sponsored over the last 30 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:

  •
  A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  •
  Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  •
  Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  •
  Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  •
  Ongoing supervision: We monitor each portfolio on an ongoing basis.

No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

Risk/Return Summary

1.
What is the Portfolio's Objective?
•
The Portfolio seeks total return through a combination of current dividend income and capital appreciation.

You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of dividend income.
2.
What is the Portfolio's Investment Strategy?

•
This classic value-oriented strategy is to invest in a fixed portfolio of approximately equal amounts of the 10 highest dividend-yielding common stocks of the 30 stocks in the Financial Times Industrial Ordinary Share Index—the FT Index—as of two business days prior to the date of this prospectus. A high dividend yield may indicate a depressed stock price. We believe these stocks may be well priced relative to their ability to recover and their total return potential.

•
The Portfolio plans to hold the stocks in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and apply the same Strategy to select a new portfolio, if available.

•
Each Select Ten International Portfolio is designed to be part of a longer term strategy. Historically, either value or growth styles tend to predominate. We believe that more consistent results are likely if the Strategy is followed for at least three to five years but you are not required to stay with the Strategy or to roll over your investment. You can sell your units any time.
3.
What industries are represented in the Portfolio?

Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:
		Approximate Portfolio Percentage
•	Airlines	10%
•	Chemicals	10
•	Diversified Manufacturing Operations	10
•	Electric-Integrated	10
•	Financial Services/Banking	10
•	Insurance	10
•	Retail	10
•	Sugar	10
•	Telecommunications	10
•	Transportation-Marine	10
4.
What are the Significant Risks?

You can lose money by investing in the Portfolio. This can happen for various reasons, including:

•
The common stocks in the Portfolio generally have attributes that have caused them to have lower prices or higher dividend yields relative to the other stocks in the FT Index.

For example:

—
the issuers may be having financial problems;

—
the stocks may be out of favor with the market because of weak performance, poor earnings forecasts, negative publicity or litigation/legislation; and

—
the stocks may be reacting to general market cycles.
•
The market factors that caused the relatively low prices of the stocks may not change.

•
Stock prices can be volatile.

•
Dividend rates on the stocks or share prices may decline during the life of the Portfolio.

Defined Portfolio

Equity Investor Fund
Select Ten Portfolio 2001 International Series 1
United Kingdom Portfolio
Defined Asset Funds

Name of Issuer*		Percentage of Portfolio (1)	Current Dividend Yield(2)	Price Per Share to Portfolio in U.S. Dollars	Cost to Portfolio in U.S. Dollars(3)

1.	Imperial Chemical Industries PLC	10.14%	7.36%	$6.214	$17,832.86
2.	Invensys PLC	10.01	6.37	1.728	17,612.03
3.	Tate & Lyle PLC	9.95	6.29	3.314	17,497.33
4.	British Airways PLC	9.98	5.92	4.314	17,557.04
5.	Royal & Sun Alliance Insurance Group PLC	9.84	5.77	6.435	17,309.99
6.	ScottishPower PLC	9.87	5.57	6.599	17,355.92
7.	Peninsular and Oriental Steam Navigation Company	10.12	5.15	3.885	17,794.44
8.	Lloyds TSB Group PLC	10.07	4.79	9.127	17,707.30
9.	British Telecommunications PLC	10.01	4.32	7.242	17,598.03
10.	Boots Company PLC	10.01	4.26	8.556	17,625.60

		100.00%			$175,890.54

*	We chose the 10 highest dividend yielding stocks of the FT Index subject to any appropriate adjustment to take into account mergers, announcements and other factors. Deloitte and Touche does not audit the stock selection process.

(1)	Based on Cost to Portfolio in U.S. dollars.

(2)	Current Dividend Yield for each security was calculated by aggregating the last ordinary dividends declared on the security for the last twelve months and dividing the result by its market value as of the close of trading on March 23, 2001.

(3)	Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 23, 2001, the initial date of deposit, converted into U.S. dollars on the offer side of the exchange rate at the evaluation time on that date. The value of the Securities on any subsequent business day will vary.

The securities were acquired on March 23, 2001 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different stocks from those described above.

Risk/Return Summary (Continued)

•
The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or yield may have changed, they may no longer be included in the FT Index or they may be subject to sell recommendations from one or more of the Sponsors.

•
Portfolio performance may vary from FT Index performance or the historical performance of the Strategy.
5.
Is this Portfolio Appropriate for You?

Yes, if you want current dividend income and capital appreciation. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in international equity securities of different issuers in a variety of industries.

The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an international equity investment. It may not be appropriate for you if you are seeking preservation of capital or high current income.
6.
What are the Portfolio's Fees and Expenses?

    Unitholder Fees

As a percentage of amount invested
Creation and Development Fee (.25% of nav, max. of .30% of your initial investment)	.30% max.*
Sales Charges	2.50% max.**

Total Maximum Sales Charges (including creation and development fee)	2.80% max.

*	You will pay less than this amount unless the average net asset value (nav) of the Portfolio on the date of collection is
considerably higher than your initial investment. See below for a table with examples.

**	You will pay less than this amount if you are rolling over an investment, swapping into this fund from other Defined Asset
Funds or unit trusts, purchasing through certain fee-based
accounts or eligible to pay a lower sales charge based on
minimum amounts invested. See page 13 for further details.
Organization Costs per 1,000 units (deducted from Portfolio assets at the close of the initial offering period)	$1.51
Estimated Annual Operating Expenses

This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
	As a % of Net Assets	Amount Per 1,000 Units
Trustee's Fee	.091%	$0.90
Portfolio Supervision, Bookkeeping and Administrative Fees	.071%	$0.70
Other Operating Expenses	.191%	$1.89

Total	.353%	$3.49

   Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years	5 Years	10 Years
$333	$817	$1,328	$2,729

   Creation and Development Fee

The Creation and Development Fee is a charge of .25% collected at the end of the offering period which is generally 90 days. It compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection.

No portion of the Creation and Development Fee is applied to the payment of costs associated with marketing and distributing the Portfolio.

The Creation and Development Fee may be more or less than .25% of your initial investment depending on the average net asset value on the date of collection. In no event, however, will you pay more than .30% of your initial investment.

Risk/Return Summary (Continued)

The following table shows how the Creation and Development Fee as a percentage of your initial investment may vary as average net asset value changes.
If your initial investment was	and average daily net asset value on the date of collection is	your C & D Fee as a percentage of your initial investment would be

$1000	$1200	.30%	*
$1000	$1000	.25%
$1000	$800.20%

*	This represents the maximum Creation and Development Fee.

   Marketing and Distribution Fees

You will pay an up-front sales fee of approximately 1.00%. In addition, ten monthly deferred sales charges of $1.50 per 1,000 units ($15.00 annually) will be deducted from the Portfolio's net asset value (August 1, 2001, and thereafter on the first day of every month through May 1, 2002).

The sales fee covers the costs associated with marketing and distributing the Portfolio.
7.
Is the Portfolio Managed?

Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so.
8.
How do I Buy Units?

The minimum investment is $250.

You can buy units from any of the Sponsors. The Sponsors are listed later in this prospectus.
Unit Price per 1,000 Units (as of March 23, 2001)	$999.90
Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown on page 4, to which no sales fee has been applied.

The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 11:30 a.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.
9.
How do I Sell Units?

You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.
10.
How are Distributions Made and Taxed?

The Portfolio pays distributions of any dividend income, net of expenses, on the 25th of September, 2001, and February, 2002, if you own units on the 10th of those months. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of whether you reinvest your dividends in the Portfolio and regardless of the fact that a portion of the dividend payments may be used to pay expenses of the Portfolio. Corporate investors generally will not be entitled to the dividends-received deduction.

11.
What Other Services are Available?

    Reinvestment

You may choose to reinvest your distributions into additional units of the Portfolio. Unless you choose reinvestment, you will receive your distributions in cash.

    Exchange Privileges

You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

Risk/Return Summary (Continued)

12.
How have United Kingdom Portfolios performed in the past?

The following table shows the actual performance of prior Portfolios. The returns assume that investors reinvested all dividends and paid the maximum sales fees. The table also shows returns for the latest completed portfolios (through termination, not rollover), which, in some cases, are higher than the cumulative performance figures because market prices have declined since their completion dates. These figures reflect terminations through the March 15, 2001. Of course, past performance is no guarantee of future results. Securities markets have recently experienced considerable turbulence, and market prices of securities generally have declined significantly. It is possible that securities prices and Portfolio performance may continue to decline. More up-to-date performance information will be provided on the Sponsors' website—www.definedfunds.com—and to financial professionals as it becomes available.

	Cumulative Performance (including annual rollovers) through 3/15/01		Latest Completed Portfolio
Series	Starting Date	Annualized Return	Term	Annualized Return
B	06/21/93	4.46%	06/07/99-07/07/00	-16.55%
C	09/28/93	4.94	10/05/99-11/03/00	-18.91
A	01/05/94	3.97	02/04/99-03/10/00	-6.20
3	07/22/96	5.61	08/09/99-09/08/00	-31.22
5	11/01/96	3.84	11/22/99-01/05/01	-3.75
1	02/25/97	7.17	03/08/99-04/07/00	-1.33

Risk/Return Summary (Continued)

13.
How would the Strategy have performed historically?

The following table compares constructed performance of the Portfolio stocks (but not of any actual Portfolio) with actual performance of the FT Index. Portfolio performance may vary from that of the index shown below for a variety of reasons. For example, the Portfolio has invested in a limited subset of index stocks, and therefore its performance may not keep pace with index performance to the extent the index is driven by stocks not held in the Portfolio. In addition, the Portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are performing well. Furthermore, the Portfolio stocks are equally weighted while the FT Index stocks are capitalization weighted. Past performance is no guarantee of future results of the Strategy or any Select Ten United Kingdom Portfolio.

COMPARISON OF TOTAL RETURNS(1)

(Strategy figures reflect conversion into U.S. dollars at
applicable currency exchange rates and deduction of
sales fees and expenses but not brokerage commissions)

Year	Strategy (2)	FT Index
1981	-9.75	-5.30
1982	42.16	0.42
1983	40.19	21.94
1984	3.24	2.15
1985	77.00	54.74
1986	30.94	24.36
1987	46.28	38.99
1988	9.20	6.74
1989	26.73	22.80
1990	7.04	10.29
1991	14.44	14.65
1992	2.00	-2.33
1993	35.80	18.40
1994	3.22	1.89
1995	8.65	17.63
1996	12.15	20.05
1997	9.92	16.98
1998	21.44	10.81
1999	24.36	15.77
2000	-0.58	-18.38
20 Year Average Annual Return	18.67%	12.58%

(1)	To compute Total Returns, we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Individual year returns do not take into account any reinvestment of dividend income. Return from a Portfolio will differ from constructed Strategy returns for several reasons including the following:
	•	each Portfolio bears brokerage commissions in buying and selling stocks; Strategy returns do not reflect any commissions;
	•	Strategy returns are for calendar years, while Portfolios begin and end on various dates;
	•	units are bought and sold based on closing stock prices and currency exchange rates, while Portfolios may buy and sell stocks at prices and currency exchange rates during the trading day;
	•	Portfolios may not be fully invested at all times; and
	•	stocks in a Portfolio may not be weighted equally at all times.
(2)	When we ranked the common stocks by dividend yields (as described on page 3), we based the yields on the interim and final dividends for each stock and the stock price at the market opening on the first trading day of the year on the London Stock Exchange.

What You Can Expect from Your Investment

Income

The Portfolio will pay to you any income it has received two times during its life. Because the Portfolio generally pays dividends as they are received, individual income payments will fluctuate based upon the amount of dividends declared and paid by each issuer. Other reasons your income may vary are:

  •
  changes in the Portfolio because of additional securities purchased or sold;
  •
  a change in the Portfolio's expenses; and
  •
  the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

Records and Reports

You will receive:

•
a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
•
a final report on Portfolio activity; and
•
annual tax information. This will also be sent to the IRS. You must report the amount of income received during the year. Please contact your tax adviser in this regard.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

The Risks You Face

United Kingdom

The Portfolio contains stocks of British companies engaged in such industries as:

  •
  the chemical industry;
  •
  retailing;
  •
  manufacturing;
  •
  utilities and electric;
  •
  financial services/banking;
  •
  the transportation industry; and
  •
  insurance.

These industries are subject to extensive government regulation which may have a materially adverse effect on the performance of stocks in these industries.

Foreign Issuer Risk

Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. They may include:

  •
  political and economic developments;
  •
  possibility of withholding taxes;
  •
  exchange controls or other governmental restrictons on the payment of dividends;
  •
  conversion of local currency to U.S. dollars upon the sale of Portfolio Securities;
  •
  less publicly available information; and
  •
  absence of uniform accounting, auditing and financial reporting standards, practices and requirements.

Foreign Currency Risk

Because securities of non-U.S. issuers generally pay dividends and trade in foreign currencies, there is the risk that the U.S.

dollar value of these securities will vary with fluctuations in foreign exchange rates.

At the present time the Sponsors do not believe that any of the Portfolio Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Portfolio Securities. The adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Portfolio to satisfy redemptions. There can be no assurance that exchange control regulations might not be adopted in the future that would adversely affect payments to the Portfolio.

On January 1, 1999, the European Monetary Union (EMU) introduced a new single currency, the euro. The United Kingdom is not introducing the euro at this time. A newly created European Central Bank (ECB) has the authority to direct the monetary policy for this region, including the determination of interest rates. These changes may affect the European capital markets, and the related risks may increase the volatility in European capital and currency markets. This, in turn, may affect the Portfolio's performance.

Changes In Law

Recent changes in law have resulted in material changes in the manner in which the United Kingdom taxes dividend distributions to non-UK residents. It is possible that these changes will have the effect of motivating United Kingdom companies to make changes in their dividend policies, which may affect the stocks held in the portfolio. It is unclear what the effect of this change will be to any quantitative investment strategy.

Liquidity

Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets. You should know that:

  •
  securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States;
  •
  a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and such foreign country deteriorate markedly; and
  •
  the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.

Litigation Risks

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Selling or Exchanging Units

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

  •
  adding the value of the Portfolio Securities, cash and any other Portfolio assets;

  •
  subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  •
  dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

Sponsors' Secondary Market

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 30 years, but we could discontinue it without prior notice for any business reason.

Selling Units to the Trustee

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.

There could be a delay in paying you for your units:

  •
  if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  •
  if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  •
  for any other period permitted by SEC order.

Rollover/Exchange Option

When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Select Ten International United Kingdom Portfolio if one is available.

If you hold your Units with one of the Sponsors and notify your financial adviser by June 28, 2002, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Select Ten International United Kingdom Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so choose, an in-kind distribution) after the Portfolio terminates.

If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next United Kingdom Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next United Kingdom Portfolio.

The Portfolio will terminate by July 30, 2002. However, we may extend the termination date for a period no longer than 30 days without giving notice to you. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your units at any time prior to termination.

If you continue to hold your units, you may exchange units of this Portfolio any time before this portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Portfolio from certain other Defined Asset Funds and unit trusts. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

How The Fund Works

Pricing

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

  •
  cost of initial preparation of legal documents;
  •
  federal and state registration fees;
  •
  initial fees and expenses of the Trustee;
  •
  initial audit; and
  •
  legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a charge of $1.50 per 1,000 units ($15.00 annually) and is accrued in ten installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

Evaluations

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). In addition, the United Kingdom Portfolio "business day" shall also exclude the following UK holidays: Easter Monday, May Day, Summer Bank Holiday and Boxing Day. If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

Income

•
The annual US dollar income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities, fluctuations in US dollar exchange rates and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
•
Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account which are converted into US dollars at the current exchange rate and other receipts to a Capital Account after conversion into US dollars at the current rate. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

Expenses

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

  •
  for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  •
  costs of actions taken to protect the Portfolio and other legal fees and expenses;
  •
  expenses for keeping the Portfolio's registration statement current; and
  •
  Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70¢ per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

You will pay an initial sales fee of approximately 1.00% (based on a unit price of $1,000 per 1,000 units), and a deferred sales fee of $15.00 per 1,000 units (an aggregate sales fee of 2.50%, not including the Creation and Development Fee). If you are an employee of a Sponsor, you will pay only the deferred sales fee; the initial sales fee will be waived. If you hold units in certain eligible accounts offered by a Sponsor, you will pay no initial or deferred sales fee. If you invest $50,000 or more on a single day in one or more Defined Asset Funds subject to a deferred sales charge, you will receive a reduction in the initial sales fee as indicated on the following page.

If you invest:	Your initial sales fee will be*:	Your deferred sales fee per 1,000 units will be:
Less than $50,000	1.00%	$15.00
$50,000 to $99,999	0.75%	$15.00
$100,000 to $249,999	0.25%	$15.00
$250,000 to $999,999	0.00%	$15.00

*These percentages are based on a unit price of $1,000 per 1,000 units. These percentages will vary as the unit price changes.

If you invest $1,000,000 or more, you will pay an aggregate sales fee of 0.75% (based on a unit price of $1,000 per 1,000 units). You will not pay an initial sales fee, and you will be credited with additional units which will effectively reduce your deferred sales fee.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

Portfolio Changes

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:

  •
  diversity of the Portfolio;
  •
  size of the Portfolio relative to its original size;
  •
  ratio of Portfolio expenses to income; and
  •
  cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commmissions).

Portfolio Termination

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

No Certificates

All investors are required to hold their units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

Trust Indenture

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

  •
  to cure ambiguities;
  •
  to correct or supplement any defective or inconsistent provision;
  •
  to make any amendment required by any governmental agency; or
  •
  to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

  •
  it fails to perform its duties;
  •
  it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  •
  the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

  •
  remove it and appoint a replacement Sponsor;
  •
  liquidate the Portfolio; or
  •
  continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

Legal Opinion

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

Auditors

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent auditors, audited the Statement of Condition included in this prospectus.

Sponsors

The Sponsors are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.) P.O. Box 9051,
Princeton, NJ 08543-9051
Salomon Smith Barney Inc. (an indirectly wholly-owned subsidiary of Citigroup Inc.) 7 World Trade Center—40th Floor,
New York, NY 10048
Dean Witter Reynolds Inc., (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.) Two World Trade Center—59th Floor,
New York, NY 10048

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

Special Dealer

UBS PaineWebber Inc. (an indirect subsidiary of UBS AG and an affiliate of UBS Warburg LLC)
1285 Avenue of the Americas, New York, NY 10019

Trustee

The Bank of New York, Unit Investment Trust Department, Box 974—Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

Underwriters' and Sponsors' Profits

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

During the initial offering period, the Sponsors may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The Sponsors experienced a loss of $1,372.96 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

Public Distribution

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

Any dealer who sells an aggregate of $700 million worth of primary market units of Defined Asset Funds unit investment trusts during any calendar year may qualify as a special dealer, and will be entitled to the dealer concession stated below on units purchased during the calendar year immediately following the year in which the dealer qualified as a special dealer. The Sponsors may discontinue offering units with a special dealer concession at any time and without notice.

Amount Purchased	Special Dealer concession as a percentage of the Public Offering Price
Less than $50,000	2.475%
$50,000 to $99,999	2.225%
$100,000 to $249,999	1.725%
$250,000 to $999,999	1.475%
$1,000,000 and over	0.725%

Code of Ethics

The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring pre-clearance and reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

Advertising and Sales Material

Advertising and sales literature may contain cumulative past performance of the hypothetical Strategy, either in dollars or average annualized returns (changes in market prices with dividends reinvested at year ends) for various periods, compared to the Financial Times Index. Strategy figures reflect deduction of Portfolio sales charges and estimated expenses. Sales material may also discuss possible tax savings.

This contrarian Strategy is based on principles that time in the market is more important than timing the market, the stocks to buy are the ones others are selling, and dividends can be an important part of total return. It seeks to identify stocks that may be undervalued or out of favor. While indexing attempts to mirror market trends, the Portfolio's screening process selects stocks from a major index for a combination of value, capital appreciation potential and current dividend income. Because of this disciplined screening process, investors are relieved of making individual buy and sell decisions.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may state research opinions on the economy and country and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

Taxes

US Taxation

The following summarizes some of the important US income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

General Treatment of the Fund and Your Investment

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you generally will not be eligible for the dividends-received deduction. You should consult your tax adviser in this regard.

Gain or Loss Upon Disposition

You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund, or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If you do not hold your Portfolio in a currently non-taxable account (e.g., an IRA account), you may elect to roll over your investment in the Portfolio. If you so elect by June 28, 2002, you will recognize gain or loss only with respect to your share of those Securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those Securities that are rolled over, and your basis in those Securities will remain the same as before the rollover.

If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next United Kingdom Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next United Kingdom Portfolio.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

Your Tax Basis in the Securities

Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the initial sales fee. Your aggregate tax basis in units you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the portfolio that were not rolled over. You should not increase your basis in your units by deferred sales charges, organizational expenses or by the Creation and Development Fee. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis in Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities and your holding period for distributed Securities will include your holding period in your units.

Expenses

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses (other than deferred sales fees, organizational expenses and the Creation and Development Fee), but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $132,950 ($66,475 for a married person filing separately).

State and Local Taxes

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

Foreign Investors

If you are a foreign investor and you are not engaged in a US trade or business, you generally will not be subject to US withholding tax on your share of dividends received by the portfolio. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

Retirement Plans

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

United Kingdom Taxation

The following summary describes some of the important UK tax consequences of holding units in the United Kingdom Portfolio. It applies to certain US investors only and does not apply to non-US investors. The summary is intended as a general guide only and you should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

Tax on Dividends

A UK resident individual who receives a dividend from a UK company is generally entitled to a tax credit, which is either offset against UK tax liabilities or, in certain circumstances, repaid.

You will not be able to claim any refund of the tax credit for dividends paid by UK companies.

Tax on Disposal of Units

US investors who are neither resident nor ordinarily resident in the UK will not generally be liable for UK tax on gains arising on the disposal of units. However, they may be liable if the units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK. Individual US investors may also be liable if they have previously been resident or ordinarily resident in the UK and become resident or ordinarily resident in the UK in the future.

Inheritance Tax

Individual US investors who are domiciled in the US and who are not UK nationals will generally not be subject to UK inheritance tax on death or on gifts of the units made during their lifetimes, provided any applicable US federal gift or estate tax is paid. They may be subject to UK inheritance tax if the units are used in a business in the UK or relate to the performance of personal services in the UK.

Where the units are held on trust, the units will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was domiciled in the UK, in which case they may be subject to tax.

It is very unlikely that the units will be subject to both UK inheritance tax and US federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Supplemental Information

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

REPORT OF INDEPENDENT AUDITORS

The Sponsors, Trustee and Holders of Equity Investor Fund, Select Ten Portfolio 2001 International Series 1, United Kingdom Portfolio, Defined Asset Funds (the "Portfolio"):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of March 23, 2001. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of contracts to purchase securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of March 23, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
New York, NY
March 23, 2001

Statement of Condition as of March 23, 2001
(Initial Date of Deposit)

Trust Property

Investments—Contracts to purchase Securities(1)	$175,890.54

Total	$175,890.54

Liability and Interest of Holders
Reimbursement of Sponsors for organization expenses(2)	$268.28

Subtotal	268.28

Interest of Holders of 177,667 Units of fractional undivided interest outstanding(3):
Cost to investors(4)	$177,649.23
Gross underwriting commissions and organization expenses(5)(2)	(2,026.97)

Subtotal	175,622.26

Total	$175,890.54

       (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio based on the U.S. dollar offer side value of the relevant exchange rate determined by the Trustee at the evaluation time on March 23, 2001. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $177,263.50 and deposited with the Trustee. The amount of the letter of credit includes $175,890.54 for the purchase of securities.

       (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.51 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated amount shown above, the Sponsors will pay for this excess amount.

       (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.90 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.

       (4) Aggregate Unit Price computed on the basis of the U.S. dollar value of the underlying securities based on the U.S. dollar offer side value of the relevant exchange rate at the evaluation time on March 23, 2001.

       (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.50 per 1,000 Units is payable on August 1, 2001, and thereafter on the 1st day of each month through May 1, 2002. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to May 1, 2002, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

Defined Asset Funds®
Have questions ? Request the most recent free Information Supplement that gives more details about the Fund, by calling: The Bank of New York 1-800-221-7771

Equity Investor Fund
Select Ten Portfolio
2001 International Series 1
United Kingdom Portfolio
(A Unit Investment Trust)

This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:
  • Securities Act of 1933 (file no. 333-54952) and
  • Investment Company Act of 1940 (file no. 811-3044).
 To obtain copies at prescribed rates—
Write: Public Reference Section of the Commission
  450 Fifth Street, N.W., Washington, D.C. 20549-6009
 Call: 1-800-SEC-0330.
 Visit: http://www.sec.gov.

No person is authorized to give any information or representations about this Fund not contained in this Prospectus or the Information Supplement, and you should not rely on any other information.

When units of this Fund are no longer available, this Prospectus may be used as a preliminary prospectus for a future series, but some of the information in this Prospectus will be changed for that series.
Units of any future series may not be sold nor may offers to buy be accepted until that series has become effective with the Securities and Exchange Commission. No units can be sold in any State where a sale would be illegal.
100920RR—3/01

PART II

Additional Information Not Included in the Prospectus

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221
Salomon Smith Barney Inc.	8-8177
Dean Witter Reynolds Inc.	8-14172

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
Salomon Smith Barney Inc.	13-1912900
Dean Witter Reynolds Inc.	94-0899825
The Bank of New York, Trustee	13-4941102

UNDERTAKING

The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

II-1

SERIES OF EQUITY INCOME FUND AND EQUITY INVESTOR FUND
DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

Series Number	SEC File Number
Equity Income Fund, Investment Philosophy Series 1991 Selected Industrial Portfolio	33-39158
Equity Investor Fund, Select S&P Industrial Portfolio 1998 Series H	333-64577

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:

1.1	—	Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
1.1.1	—	Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series—48, 1933 Act File No. 33-50247).
1.2	—	Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.11.1	—	Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
1.11.2	—	Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
3.1	—	Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "How The Fund Works—Legal Opinion" in the Prospectus.
5.1	—	Consent of independent auditors.
9.1	—	Information Supplement (incorporated by reference to Exhibit 9.1 to Post Effective Amendment —No. 16 to the Registration Statement of Equity Investor Fund, Second Exchange Series AT&T Shares, Defined Asset Funds, 1933 Act File No. 2-87566).

SIGNATURES

    The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 23rd day of March, 2001.

Signatures appear on pages R-3, R-4 and R-5.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Depositor

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593

    GEORGE A. SCHIEREN
    JOHN L. STEFFENS

    JAY M. FIFE
     (As authorized signatory for Merrill Lynch, Pierce,
    Fenner & Smith Incorporated and
    Attorney-in-fact for the persons listed above)

SALOMON SMITH BARNEY INC.
Depositor

By the following persons, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:	Powers of Attorney have been filed under the 1933 Act File Numbers: 333-63417 and 333-63033

    MICHAEL A. CARPENTER
    DERYCK C. MAUGHAN

    By KEVIN E. KOPCZYNSKI
     (As authorized signatory for
    Salomon Smith Barney Inc. and
    Attorney-in-fact for the persons listed above)

DEAN WITTER REYNOLDS INC.
Depositor

By the following persons, who constitute a majority of the Board of Directors of Dean Witter Reynolds Inc.:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Numbers: 33-17085, 333-13039, 333-47553, 333-89005, 333-39302 and 333-53964

    BRUCE F. ALONSO
    STEPHEN S. CRAWFORD
    JAMES F. HIGGINS
    JOHN J. MACK
    DONALD G. KEMPF, JR.
    MITCHELL M. MERIN
    STEPHEN R. MILLER
    PHILIP J. PURCELL
    JOHN H. SCHAEFER
    ROBERT G. SCOTT
    JOSEPH G. SINISCALCHI

    By MICHAEL D. BROWNE
     (As authorized signatory for
    Dean Witter Reynolds Inc.
    and Attorney-in-fact for the persons listed above)